Mail Stop 4561

      February 17, 2006



Mr. Danny Weibling
Treasurer
International Monetary Systems, Ltd.
16901 West Glendale Drive
New Berlin, Wisconsin  53151

Re:	International Monetary Systems, Ltd.
Form 10-KSB for the fiscal year ended December 31, 2004
      Filed March 31, 2005
      File No. 0-30853

Dear Mr. Weibling:

      We have reviewed your first response letter filed on February
10, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended December 31, 2004

General

1. We note your response to prior comments 1, 2, 5 and 7. Please provide us with a draft of your amended Form 10-KSB, or alternatively amend your filing so that we may continue with our review process.






Form 10-QSB for the quarterly period ended September 30, 2005

Business Acquisitions, page 8

2. We note your response to prior comment 10; however, it is unclear how the value of the covenant not to compete has been reflected in the footnote disclosure and the financial statements. Please advise us or revise your disclosure.

3. We note your response to prior comment 11. Please provide us with a draft of your amended Form 10-QSB, or alternatively amend your filing so that we may continue with our review process.

Notes Payable, page 10

4. We note your response to prior comment 12 and request that you help us to further understand the transactions that you entered into as well as your accounting for these transactions. In your response to us, please cite any relevant and key terms of the notes, including any terms that would result in a reset of the $0.30 conversion price for each of your convertible debt securities as well as any registration rights or liquidating penalty clauses which require you to pay cash amounts to the note holder. Additionally, please advise us if the $0.30 conversion price was less than the fair value of your common stock at the time you issued any of your convertible debt instruments. Reference is made to EITF 98-5.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



??

??

??

??

Mr. Weibling
International Monetary Systems, Ltd.
February 17, 2006
Page 3